                      SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                              (Amendment No. ___)


                                   Tvia, Inc.
                                   ----------
                                (Name of Issuer)


                         Common Stock, par value $.001
                         -----------------------------
                         (Title of Class of Securities)


                                     87307P
                                     ------
                                 (CUSIP Number)


                               December 31, 2000
                               -----------------
               (Date of Event which Requires Filing of Statement)



     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

     [ ]Rule 13d-1(b)

     [ ]Rule 13d-1(c)

     [x]Rule 13d-1(d)

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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
------------------------------------------------------------------------------------------------------------------
CUSIP No. 87307P
------------------------------------------------------------------------------------------------------------------
 1       NAMES OF REPORTING PERSONS                                           Kenny Liu
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

------------------------------------------------------------------------------------------------------------------
 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                       (a) [ ]
                                                                       (b) [ ]
------------------------------------------------------------------------------------------------------------------
 3                       SEC Use Only
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 4                       CITIZENSHIP OR PLACE OF ORGANIZATION

                         United States
------------------------------------------------------------------------------------------------------------------
                             5      SOLE VOTING POWER                      100,000 shares*
                          ----------------------------------------------------------------------------------------
                             6      SHARED VOTING POWER                    1,017,744 shares, 884,412 shares of
  NUMBER OF                                                                which are directly held by the Liu-Lee
                                                                           Family Trust, of which Mr. Liu is a
   SHARES                                                                  trustee.  The remaining 133,332 shares
                                                                           are directly held by Mr. Liu's minor
 BENEFICIALLY                                                              children.
                          ----------------------------------------------------------------------------------------
 OWNED BY EACH               7      SOLE DISPOSITIVE POWER                 100,000 shares*
                          ----------------------------------------------------------------------------------------
  REPORTING                  8      SHARED DISPOSITIVE POWER               1,017,744 shares, 884,412 shares of
                                                                           which are directly held by the Liu-Lee
 PERSON WITH                                                               Family Trust, of which Mr. Liu is a
                                                                           trustee.  The remaining 133,332 shares
                                                                           are directly held by Mr. Liu's minor
                                                                           children.
------------------------------------------------------------------------------------------------------------------
 9                       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                         1,117,744 shares
------------------------------------------------------------------------------------------------------------------
10                       CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

                         [ ]
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11                       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                         5.1%
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12                       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                         IN
------------------------------------------------------------------------------------------------------------------

                *Subject to applicable community property laws.

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Item 1(a) Name of Issuer:

     Tvia, Inc.

Item 1(b) Address of Issuer's Principal Executive Offices:

     4001 Burton Avenue, Santa Clara, California 95054

Item 2(a) Name of Person Filing:

     Kenny Liu

Item 2(b) Address of Principal Business Office or, if none, Residence:

     4001 Burton Avenue, Santa Clara, California 95054

Item 2(c) Citizenship:

     United States

Item 2(d) Title of Class of Securities:

     Common Stock, $.001 par value

Item 2(e) CUSIP Number:

     87307P

Item 3.  If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or
(c), check whether the person filing is a:

(a)  [ ] Broker or Dealer registered under Section 15 of the Act
(b)  [ ] Bank as defined in section 3(a) (6) of the Act
(c)  [ ] Insurance Company as defined in section 3(a) (19) of the Act
(d) [ ] Investment Company registered under section 8 of the Investment Company Act
(e)  [ ] Investment Adviser in accordance with Section 240.13d-1(b)(1)(ii)(E)
(f)  [ ] An employee benefit plan or an endowment fund in accordance with
         Section 240.13d-1(b)(1)(ii)(F)
(g) [ ] Parent holding company or control person in accordance with Section 240.13d-1(b)(ii)(G)
(h) [ ] A saving association as defined in Section 3(b) of the Federal Deposit Insurance Act
(i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940
(j)  [ ] Group, in accordance with Section 240.13d-1(b)(ii)(J)

     Not applicable.

Item 4.    Ownership

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)  Amount beneficially owned:  1,117,744 shares of Common Stock

(b) Percent of class: 5.1%. The calculation of percentage of beneficial ownership was derived from the Issuer's Quarterly Report on Form 10-Q for the period ending December 31, 2000, filed with

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     the Commission on February 14, 2001, in which the Issuer stated that the number of shares of Common Stock outstanding as of December 31, 2000 was 21,909,262.

(c)  Number of shares as to which the person has:

     (i)    Sole power to vote or to direct the vote:  100,000 shares

     (ii)   Shared power to vote or to direct the vote:  1,017,744 shares

     (iii) Sole power to dispose or to direct the disposition of: 100,000 shares

     (iv) Shared power to dispose or to direct the disposition of: 1,017,744 shares

Item 5.    Ownership of Five Percent or Less of a Class

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than
five percent of the class of securities, check the following [    ].

Item 6.    Ownership of More than Five Percent on Behalf of Another Person

           Includes 884,412 shares held by the Liu-Lee Family Trust, of which Mr. Liu is a trustee. The remaining 133,332 shares are directly held by Mr. Liu's minor children.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

           Not applicable.

Item 8.    Identification and Classification of Members of the Group

           Not applicable.

Item 9.    Notice of Dissolution of Group

           Not applicable.

Item 10.   Certifications

           Not applicable.

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Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Dated:  February 14, 2001.


                                                             /S/  KENNY LIU
                                                            --------------------
                                                                  Kenny Liu






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